UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Explanatory Note

On December 5, 2024, Psyence Biomedical Ltd. (the “Company” or “Psyence”) entered into three definitive agreements with Optimi Health Corp. (together with their affiliates, “Optimi”): an IP and Mutual Exclusivity Agreement (the “MEA”), a Quality Agreement (the “Quality Agreement”), and a Supply Agreement (the “Supply Agreement,” and collectively with the MEA and Quality Agreement, the “Optimi Agreements”). These agreements govern the supply, quality control, intellectual property licensing exclusivity, and regulatory compliance of pharmaceutical-grade psilocybin products.

Pursuant to the MEA, Psyence was granted limited, exclusive, worldwide, royalty-bearing rights to specified psilocybin products for use in clinical trials and therapeutic applications in designated fields of use. The MEA also outlines obligations related to intellectual property ownership, protection, and enforcement. The Quality Agreement establishes quality standards, including current Good Manufacturing Practices (cGMP) compliance, product testing, and certification processes. It specifies the parties’ responsibilities concerning product release, regulatory submissions, and inspections by regulatory authorities. Under the Supply Agreement, Optimi committed to a long-term supply of pharmaceutical-grade psilocybin products, ensuring an uninterrupted supply for Psyence’s clinical trial programs. The agreement includes minimum purchase requirements, supply forecasts, pricing terms, and volume-based discounts.

The Company agreed to pay Optimi exclusivity fees in three tranches, development and commercial milestone payments upon achieving specific milestones, and a percentage of the Net Invoice Price (as defined in the MEA) on all commercial sales in certain specified jurisdictions.

The exclusivity of Psyence’s rights may terminate if Psyence fails to maintain its Common Shares listed from Nasdaq prior to the commencement of its phase III clinical trial.

The agreements contain customary representations, warranties, covenants, and indemnification provisions, including assurances regarding regulatory compliance, intellectual property ownership, and liability limitations.

The above summary of the MEA, Quality Agreement, and Supply Agreement is qualified in its entirety by reference to the full text of such agreements, filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Report on Form 6-K and incorporated herein by reference.

On December 10, 2024, the Company issued a press release announcing the execution of the Optimi Agreements. A copy of the press release is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

EXHIBIT INDEX

Exhibit	Description

10.1*	IP and Mutual Exclusivity Agreement, dated December 5, 2024, between the Company and Optimi Health Corp.
10.2*	Quality Agreement, dated December 5, 2024 between the Company, Psyence Australia PTY Ltd., and Optimi Labs Inc.
10.3*	Supply of Goods Agreement, dated December 5, 2024, between the Company and Optimi Health Corp.
99.1	Press Release

*	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2024

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director